PROPERTY PURCHASE AGREEMENT

This Agreement is dated November 19th, 2009 among Almaden Minerals Ltd. ("**Almaden**") and Minera Gavilan, S.A. de C.V. ("**Gavilan**") (collectively, the "**Vendors**") and Lincoln Mining Corporation ("**Lincoln Mining**"), Lincoln Gold Corporation ("**Lincoln Gold**") and Minera Lincoln de Mexico, S.A. de C.V. ("**Minera Lincoln**", and together with Lincoln Mining and Lincoln Gold, the "**Purchasers**")

WHEREAS:

(a) The Vendors are the legal and beneficial owners of the Bufa Property, subject to the terms of the Option Agreement; and

(b) The parties wish to set forth the principal terms of their agreement pursuant to which the Vendors will sell, assign and transfer to the Purchasers, and the Purchasers will purchase from the Vendors, a 100% interest in and to the Bufa Property, which transaction will replace and supersede the Option Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained the parties hereto covenant, agree, represent and promise as follows:

1. Definitions

As used in this Agreement (including in the above recitals), the following terms have the following meanings:

(a) "**Bufa Property**" means the claims located in the State of Chihuahua, Mexico specifically described in (i) the Option Agreement and (ii) the El Chapito Purchase Agreement;

(b) "**Closing**" means the completion of the purchase and sale contemplated in this Agreement;

(c) "**Commercial Production**" means the operation on the Bufa Property or any part thereof as a mine; but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced on the date set forth in any third party financing or, in the absence thereof, on the first day of the month following the last day of a period of 30 consecutive days in which minerals have been produced from the Bufa Property at an average rate of not less than 75% of the initial rated capacity of the mine;

(d) "**Definitive Agreement**" has the meaning set forth in Section 4.

(e) "**El Chapito Purchase Agreement**" means the Property Purchase and Sale Agreement dated September 15, 2009 among Arturo Perez Saenz, Lincoln Mining and Mineral Lincoln;

(f) "**Lincoln Mining Shares**" means 6,000,000 common shares in the capital of Lincoln Mining Corporation as such shares were constituted on the date of this Agreement;

(g) "**NSR**" means a production royalty of 2% of net smelter returns from the sale or other disposition of gold produced from the Bufa Property; and

(h) **"Option Agreement"** means the Option Agreement Bufa Property dated April 12, 2007 among Almaden, Gavilan and Lincoln Gold.

2. Purchase and Sale

2.1. Pursuant to the terms and conditions of this Agreement and the Definitive Agreement, the Vendors agree to sell, assign and transfer to the Purchasers, and the Purchasers agree to purchase from the Vendors, a 100% interest in and to the Bufa Property, free and clear of all liens and encumbrances.

2.2. In consideration of and for the sale of the Bufa Property, on the Closing:

(a) Lincoln Mining shall issue to Almaden the Lincoln Mining Shares and shall deliver to Almaden a share certificate representing the Lincoln Mining Shares against delivery of good, proper and sufficient conveyance documents in the form required under the laws of Mexico to grant, convey and transfer a 100% interest in and to the Bufa Property from the Vendors to the Purchasers; and

(b) the Purchasers will grant the NSR to Gavilan.

(c) If there shall, prior to the issuance of the Lincoln Mining Shares, be any reorganization of the authorized capital of Lincoln Mining by way of consolidation, merger, sub-division, amalgamation or otherwise, then there shall automatically be a corresponding adjustment to the number of Lincoln Mining Shares to be issued hereunder.

3. Right to Purchase NSR

3.1. After the Closing, the Purchasers shall be entitled to purchase up to 1% of the NSR within one (1) year following a decision to put the Bufa Property into Commercial Production, for a fair market value purchase price to be determined by an independent third party consultant as at the time of such production decision, and such consultant shall determine the fair market purchase price based on the information available in a bankable feasibility study to be prepared or commissioned by Lincoln Mining as a basis for the decision to put the Bufa Property into Commercial Production. Such consultant shall be mutually agreed upon by Lincoln Mining and the Vendors. If the parties cannot agree on the consultant, the selection of the consultant shall be made by arbitration in accordance with Section 10.2.

4. Definitive Agreement

The parties agree to begin promptly to negotiate, in good faith, a definitive purchase and sale agreement (the **"Definitive Agreement"**) that incorporates the terms and conditions of this Agreement, together with the representations, warranties, covenants, conditions, indemnifications and agreements customary for a transaction of this nature. The Definitive Agreement will specify which of the Purchasers will be the transferee of the Bufa Property and which of the Purchasers will grant the NSR.

The Definitive Agreement shall provide that immediately prior to the time of Closing, the Option Agreement shall be deemed terminated and of no further force or effect.

5. Representations and Warranties

5.1. The Vendors, jointly and severally, acknowledge, warrant and represent to the Purchasers as follows:

(a) each of the Vendors is duly incorporated in its jurisdiction of incorporation;

(b) Almaden is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and its common shares are listed on the Toronto Stock Exchange and the American Stock Exchange;

(c) the Vendors have the requisite corporate power to enter into this Agreement and to perform their obligations hereunder;

(d) the execution and delivery of this Agreement by the Vendors and the performance of their obligations hereunder have been duly authorized by all necessary corporate or other action on the part of the Vendors;

(e) neither the execution and delivery of this Agreement nor the performance of the obligations hereunder will conflict with, result in a breach of or accelerate the performance required by any agreement to which either of the Vendors is a party;

(f) the Vendors are the legal and beneficial owners of a 100% interest in and to the Bufa Property, and have good, valid and marketable title to the Bufa Property, other than the portion of the Bufa Property covered by the El Chapito Purchase Agreement, which is subject to the letter agreement dated September 11, 2009 between Almaden and Lincoln Mining, free and clear of any lien or encumbrance, subject to the terms of the Option Agreement; and

(g) the Vendors will, acting in good faith, take all such actions as are reasonably necessary to complete the transactions contemplated under this Agreement in accordance with the terms of this Agreement.

5.2. The Purchasers, jointly and severally, acknowledge, warrant and represent to the Vendors as follows:

(a) each of the Purchasers is duly incorporated or continued in its jurisdiction of incorporation or continuance;

(b) Lincoln Mining is a reporting issuer in British Columbia and its common shares are listed on the TSX Venture Exchange (the "**TSXV**");

(c) the Purchasers have the requisite corporate power to enter into this Agreement and to perform their obligations hereunder;

(d) the execution and delivery of this Agreement by the Purchasers and the performance of their obligations hereunder have been duly authorized by all necessary corporate or other action on the part of the Purchasers;

(e) neither the execution and delivery of this Agreement nor the performance of the obligations hereunder will conflict with, result in a breach of or accelerate the performance required by any agreement to which any of the Purchasers is a party;

(f) Lincoln Mining has an authorized share capital consisting of an unlimited number of common shares, of which 58,388,067 common shares are issued and outstanding as at the date hereof; and

(g) the Purchasers will, acting in good faith, take all such actions as are reasonably necessary to complete the transactions contemplated under this Agreement in accordance with the terms of this Agreement.

6. Covenants

6.1. The Vendors covenant and agree with the Purchasers as follows:

(a) the Vendors will use all reasonable commercial efforts to obtain all required third party consents and any shareholder approvals, consents or agreements such that the Purchasers are able to acquire the Bufa Property at the Closing;

(b) the Vendors shall assist the Purchasers with obtaining all regulatory approvals by providing the Purchasers with such information as may be reasonably requested by the Purchasers respecting the transactions contemplated by this Agreement; and

(c) the Vendors shall keep the Bufa Property free and clear of all liens and encumbrances and keep the concessions comprising the Bufa Property in good standing.

6.2. The Purchasers covenant and agree with the Vendors as follows:

(a) Lincoln Mining shall use all reasonable commercial efforts to obtain all required consents, approvals and filings as may be required for the transactions contemplated under this Agreement, including approval of the TSXV; and

(b) the Purchasers shall assist the Vendors with obtaining all third party approvals by providing the Vendors with such information as may be reasonably requested by the Vendors respecting the transactions contemplated by this Agreement.

7. Closing Conditions

7.1. The Closing will be subject to:

(a) receipt of all consents from third parties and stock exchanges that are necessary to complete the transactions contemplated by this Agreement, including, without limitation, the consent of the TSXV;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, and all consents, orders and approvals required or necessary or desirable for the completion of the transactions contemplated by this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms satisfactory to the parties hereto, acting reasonably; and

(c) the negotiation and execution of the Definitive Agreement.

8. Termination

Each of Almaden and Lincoln Mining shall, in its sole discretion, have the right to terminate this Agreement as follows:

(a) if the other party has breached or is in default of any material term of this Agreement and such party fails to remedy such breach or default within 14 days after receiving written notice thereof from the non-defaulting party; and

(b) in the event the parties have not executed the Definitive Agreement within 90 days following the date of this Agreement, unless such date is extended by an instrument in writing signed by the parties.

In the event this Agreement is terminated, for greater certainty, the Option Agreement shall remain in full force and effect, unamended.

9. Notice

Any notice or other communication required or contemplated under this Agreement to be given by one party to another party shall be delivered, faxed or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to the Vendors:	Almaden Minerals Ltd. 1103-750 West Pender Street Vancouver, British Columbia, V6C 2T8 Attention: Chief Executive Officer Fax Number: (604) 689-7645
if to the Purchasers:	Lincoln Mining Corporation Suite 350-885 Dunsmuir Street Vancouver, British Columbia, V6C 1N5 Attention: Chief Executive Officer Fax Number: (604) 688-7307

Any notice delivered or faxed shall be deemed to have been given and received on the business day next following the date of delivery or faxing, as the case may be.

10. Miscellaneous

10.1. This Agreement shall be governed, interpreted and enforced by the laws of the Province of British Columbia and any applicable federal laws of Canada.

10.2. If any dispute, claim, question or difference arises with respect to this Agreement, the parties agree that such matter shall be referred to and finally settled by arbitration in accordance with the rules of the British Columbia International Arbitration Centre.

10.3 This Agreement contains the entire agreement and understanding of the parties and supersedes all prior agreements or understandings with respect to the subject matter hereof, other than the Option Agreement which will be superseded only in accordance with the terms of the Definitive Agreement.

10.4 No amendment, modification, change or waiver of the terms and conditions of this Agreement will be valid unless made in writing and duly executed by the parties.

10.5 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may reasonably require of the others in order that the full intent and meaning of this Agreement is carried out.

10.6 This Agreement may be executed by facsimile in one or more separate counterparts, each of which, when so executed, will be deemed to be an original. Such counterparts, taken together, will constitute one and the same document.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ALMADEN MINERALS LTD.

Per: ____________________
Authorized Signatory

MINERA GAVILAN DE C.V.

Per: ____________________
Authorized Signatory

LINCOLN MINING CORPORATION

Per: ____________________
Authorized Signatory

LINCOLN GOLD CORPORATION

Per: ____________________
Authorized Signatory

MINERA LINCOLN DE MEXICO, S.A. DE C.V.

Per: ____________________
Authorized Signatory